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                              September 16, 2021

       H. W. Bromley
       Chief Financial Officer
       Kidoz Inc.
       Hansa Bank Building, Ground Floor, Landsome Road
       AI 2640, The Valley, Anguilla, B.W.I

                                                        Re: Kidoz Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 1, 2021
                                                            File No.
333-120120-01

       Dear Mr. Bromley:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Years Ended December 31, 2020 and 2019
       Net income (loss) and income (loss) per share, page 21

   1. Please retitle your non-GAAP financial measure, EBITDA, as it reflects additional adjustments beyond
those described in Exchange Act Release No. 47226. Refer to
                                                        Question 103.01 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations. In
addition, provide all of the disclosures required by Item 10(e) of
                                                        Regulation S-K
regarding the use of non-GAAP financial measures in Commission filings.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 H. W. Bromley
Kidoz Inc.
September 16, 2021
Page 2

absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Stephen Kim at (202) 551-3291 with any questions.



FirstName LastNameH. W. Bromley                         Sincerely,
Comapany NameKidoz Inc.
                                                        Division of Corporation
Finance
September 16, 2021 Page 2                               Office of Trade &
Services
FirstName LastName